IperionX Limited ABN 84 618 935 372 Interim Financial Report for the Six Months Ended December 31, 2025 Contents Directors’ Report 01 Auditor’s Independence Declaration 14 Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income 15 Condensed Consolidated Statement of Financial Position 16 Condensed Consolidated Statement of Changes in Equity 17 Condensed Consolidated Statement of Cash Flows 18 Notes to the Condensed Consolidated Financial Statements 19 Directors´ Declaration 29 Independent Auditor’s Review Report 30 Corporate Directory 32 Disclaimers 33

Directors’ Report The Directors of IperionX Limited (“Company” or “IperionX”) present their report on the consolidated entity consisting of IperionX Limited and the entities it controlled (“Consolidated Entity” or “Group”) during the interim six-month period ended December 31, 2025. Directors The names of the Directors of IperionX in office during the interim period and until the date of this report are: Mr. Todd Hannigan Executive Chairman Mr. Anastasios Arima Chief Executive Officer and Managing Director Ms. Lorraine M. Martin Lead Independent Director Mr. Vaughn Taylor Independent Non-Executive Director Ms. Melissa G. Waller Independent Non-Executive Director Ms. Beverly M. Wyse Independent Non-Executive Director Mr. Tony Tripeny Independent Non-Executive Director Unless otherwise shown, all Directors were in office from the beginning of the interim period until the date of this report. Operating and Financial Review Introduction IperionX is a leading American titanium metal and critical materials company – using patented titanium technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions. IperionX’s award-winning patented technology portfolio enables the production of high strength forged titanium alloy products at low cost, in an environmentally sustainable manner, and delivered with superior process energy efficiencies when compared to current industry methods such as the Kroll process. Using its technologies, IperionX has now transitioned to be a commercial producer of titanium metal products in the United States. A better way to make – and use – titanium Our HAMR™ and HSPT™ technologies embody American ingenuity comparable to historic breakthroughs such as the Bessemer process for steel, the Hall-Héroult process for aluminum, and Nucor’s electric arc furnace revolution – advances that dramatically reduced costs, enabled mass adoption, and powered American industry to global preeminence. Refined over more than a decade, from laboratory to pilot to full commercial scale in Virginia, these technologies are now proven and scaling reliably. We advance with purpose, ramping deliveries, achieving steady-state operations, lowering unit costs, and supplying high-performance titanium components to key customers, vital U.S. defense programs, and America’s resurgent industrial and maritime sectors. 01 Directors’ Report continued Our priorities for the year remain focused on: • Operational Excellence: Embedding utilization, yield, and reliability into every process, turning manufacturing discipline into lasting competitive advantage. • Advanced Manufacturing: Building on low-cost powder to deliver near-net-shape parts through powder metallurgy, forging, and additive manufacturing that will reshape entire industries. • 7x Expansion: Advancing a major expansion of production capacity in Virginia to approximately 1,400 tons per annum (“tpa”), with commissioning targeted for mid-2027, further lowering costs and broadening access to new markets. • Commercial Programs: Converting strong pipelines of prototypes into recurring orders and enduring partnerships. IperionX Titanium Components Operating and Financial Review continued A better way to make – and use – titanium continued 02

Directors’ Report continued The Structural Advantage: Breaking the Cost Barrier Titanium delivers unmatched performance, yet for eighty years it has been constrained by the high costs and inherent waste of the legacy Kroll process. IperionX is changing that with a fully integrated American platform. By combining HAMR™ refining and HSPT™ forging with recycled scrap and secure domestic minerals from our Titan Project, we eliminate foreign supply vulnerabilities and establish a substantially lower cost curve, built entirely on American soil. The Titan Project: Securing Our Upstream Advantage Our 100% owned Titan Critical Minerals Project in Tennessee is fully permitted, close to shovel-ready, and progressing toward the completion of a Definitive Feasibility Study in Q2 2026. The project will deliver low-cost domestic feedstocks optimized for our HAMR™ process while positioning IperionX as a potential leading U.S. producer of the critical heavy rare earths Dysprosium and Terbium – elements essential for high-performance permanent magnets in defense systems and advanced robotics. IperionX’s Titan Critical Mineral Project, Tennessee 03Directors’ Report Directors’ Report continued Powering America’s Industrial and Maritime Resurgence IperionX’s work aligns closely with President Trump’s determined efforts to revitalize American shipbuilding, strengthen the defense industrial base, and bring critical manufacturing back to U.S. soil. U.S.-produced titanium, offering exceptional strength-to-weight ratio and lifelong resistance to seawater corrosion, is ideally suited for modern naval vessels, submarines, and many more of our critical defense platforms. By delivering this superior material reliably and at lower cost, we enable American industry to build faster, more durably, and more competitively; helping restore the industrial capability that once made the United States the arsenal of democracy. Our core thesis is straightforward: when superior titanium parts are made in America, delivered quickly, and priced competitively, customers – and entire markets – will choose domestic. Unveiling GenX™: The Path to American Titanium Leadership While executing strongly in 2026, we are also building the foundation for long-term growth and American leadership in the global titanium supply chain. Central to this future is GenX™, our next-generation, continuous, HAMR™ platform, which we introduce today. Proven at lab and pilot scales, and now progressing in our Virginia R&D facility, GenX™ has the potential to deliver superior productivity and capital efficiency. In 2026 we will reach key commercial-scale validation milestones and share performance data, establishing the basis for sustained, capital-efficient scaling through 2030 and beyond, positioning IperionX as the leading producer of low-cost, American-made titanium. IperionX Virginia operations & leadership teams Operating and Financial Review continued 04

Directors’ Report continued Titanium Metal Operations Equipment and systems are commissioned and are ramping up for both titanium powder production and component manufacturing at the Titanium Manufacturing Campus in Virginia, and additional advanced manufacturing capabilities continue to expand. IperionX now has the capability to produce a range of near-net-shape and semi-finished products, with both dimensional complexity and scale. Titanium products include nuts, bolts and washers, large fasteners including tank track pins, and complex tiered shapes including consumer electronics enclosures. Advanced manufacturing will grow throughout 2026 in excess of powder production capacity of 200 tons per year, as a part of IperionX’s expansion to 1,400 tons per year of production. Equipment scheduled for delivery in 2026 includes additional cold isostatic presses, as well as sintering furnaces and hydride/de-hydride furnaces. IperionX is aiming for global leadership in advanced manufacturing of high-performance titanium components of projected +10,000 tpa by 2030, and has developed a plan to scale titanium capacity in high-performance titanium components, targeting cost competitiveness with stainless steel and aluminum. Continued U.S. Government Funding To Re-Shore A Domestic Titanium Supply Chain The U.S. government continues to support IperionX’s efforts to re-shore a secure domestic titanium supply chain, building upon the initial US$12.7 million contract awarded to IperionX in 2023. As of December 31, 2025, the Company has been awarded ~US$59.8 million in funding and grants through a provision of the Defense Production Act of 1950 that allows the President to expand the production and supply of critical materials necessary for national defense (“DPA Title III”) and Industrial Base Analysis and Sustainment (“IBAS”) programs. Subsequent to December 31, 2025, the U.S. Government also transferred ~290 metric tons (320 short tons) of high-quality titanium scrap metal to IperionX at no cost. This provides approximately 1.5 years of feedstock at current operating capacity. IperionX is also investigating potential Government funding opportunities for the Titan Critical Mineral Project in Tennessee, a very large, fully permitted, U.S. domestic source of titanium and rare earth minerals. IperionX awarded US$47.1 million by the U.S. DoW to secure U.S. titanium supply chains In February 2025, IperionX was awarded a contract for up to US$47.1 million in funding by the U.S. DoW to strengthen the U.S. Defense Industrial Base by accelerating development of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. As part of the initial phase, the DoW obligated US$5 million through the Industrial Base Analysis and Sustainment program to expedite the Titan Critical Minerals Project in Tennessee to ‘shovel-ready’ status. In August 2025, the U.S. DoW obligated a further US$12.5 million under the US$47.1 million award to be applied to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to ~ 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus. Major incremental capacity categories include titanium deoxygenation, sintering and powder metallurgy consolidation systems; near-net-shape component manufacturing and ancillary infrastructure upgrades. In September 2025, the Company announced that the DoW obligated an additional US$25.0 million to the previously announced US$47.1 million award. This US$25.0 million obligation, along with the prior US$12.5 million and US$5.0 million, takes total obligations to US$42.5 million, with the remaining US$4.6 million subsequently obligated in early 2026. 05Directors’ Report Directors’ Report continued IperionX executed a U.S. DoW SBIR Phase III contract for up to US$99 million In June 2025, IperionX executed a SBIR Phase III contract with the U.S. DoW. Structured as an Indefinite Delivery, Indefinite Quantity contract in support of achieving “Low-Cost Domestic Titanium for Defense Applications” in the U.S., the contract establishes a funding mechanism through which qualifying U.S. Government agencies can place project-specific task orders – collectively capped at US$99 million – for the supply of IperionX titanium components and parts. Shortly after the SBIR Phase III contract execution, IperionX received the first task order, valued at US$1.3 million, from the U.S. Army for the production and delivery of titanium parts for U.S. Army ground vehicle programs. Strategic Advantages Fully integrated, lower-cost and sustainable solution via patented titanium technologies IperionX’s HAMR™ titanium production technology provides a lower-energy, faster and lower temperature process to produce titanium, with energy consumption <50% vs. current industry, and zero direct carbon emissions. The HSPT™ “forging” technology, is a non-melt, advanced sintering technology that delivers forged quality titanium products. HAMR™ and HSPT™ can lower the cost, energy, and yield loss of producing titanium products, and can produce titanium near-net-shape products at significantly higher yields and lower cost, unlocking a circular and zero direct carbon emission titanium supply chain. IperionX’s proprietary mineral upgrading technologies, Green Rutile™ and ARH™ can add value to titanium minerals to produce low-cost and high-purity titanium feedstock for our HAMR™ titanium production facilities. The largest commercial producer of primary titanium metal in the U.S. IperionX’s advanced HAMR™ furnace was successfully commissioned at the Titanium Manufacturing Campus in August 2024, marking the first titanium deoxygenation production run and continues to ramp up. IperionX successfully increased production by ~60 times from pilot scale to 125 metric tons per year, producing high performance titanium that exceeds industry quality standards, and has subsequently further increased capacity to 200 metric tons per year through operational improvements. Rapid expansion of operations, supported by the U.S. Government The U.S. government is investing significant resources to re-shore a secure domestic titanium supply chain that is currently dominated globally by China and Russia. IperionX is well positioned to benefit from these resources to scale titanium production and manufacturing capacity. The US$47.1 million award in February of 2025 through the IBAS program builds upon the US$12.7 million in funding previously awarded under the DoW’s DPA Title III Program, as well as up to US$99 million in contract awards under the SBIR Phase III program. The awards have allowed IperionX to commence scale up plans to 1,400 metric tons per year in 2027. IperionX is aiming to be a leading U.S. titanium producer of +10,000 metric tons per annum by 2030. Continued U.S. Government Funding To Re-Shore A Domestic Titanium Supply Chain continued 06

Directors’ Report continued Future integration using upgraded minerals from Titan Projects’ titanium mineral resources The fully permitted Titan Project in Tennessee is one of the largest titanium mineral resources in North America, as well as a leading U.S. resource of zircon and rare earth critical minerals. The Titan Project, combined with our patented titanium mineral upgrading technologies, has the potential to deliver an innovative end-to-end solution for a U.S. titanium supply chain, providing significant strategic value for defense and advanced manufacturing. IperionX is currently undertaking a definitive feasibility study on the Titan Project, funded by the DoW, and expected to be complete in the first half of calendar 2026. Titanium Products IperionX intends to target high-value, high ‘buy-to-fly’ ratio titanium components, in the form of near-net-shape and manufactured products. By leveraging cost advantages from patented HAMR™ and HSPT™ technologies, IperionX expects a material cost reduction across a range of titanium product categories, including fasteners, enclosures & controls, consumer electronics, gears & actuator housings, and titanium brackets. Other titanium product categories include mill replacement products, and high-value additive manufactured parts. US$180-400/kg US$50-120/kg US$1,000+/kg Powder Manufacturing Powder Consolidation Binder Jet US$50-150/kg Fasteners Enclosures and Controls Gears and Actuators Brackets Mill Products Complex Products Titanium Scrap Titanium Powder HSPT & THRM HAMR Uniaxial Press US$7-30/kg Cold Isostatic Press US$4-15/kg Laser Powder Bed Fusion US$100+ Target Products IperionX titanium metal product map and current market price range estimates 07Directors’ Report Directors’ Report continued Titanium fasteners Fasteners — bolts, screws, nuts, washers, rivets — are ubiquitous across major U.S. markets in automotive, construction, aerospace, marine, and industrial machinery. Titanium fasteners represent a large addressable market for IperionX. Leveraging our integrated patented technologies and near-net-shape manufacturing, IperionX modeling indicates scope for product cost reductions of over 80%, and in some cases more than 90%, versus current market levels. The global titanium fastener market is ~US$4.3 billion1 annually, with the global stainless steel fastener market ~US$15.2 billion2 annually. Lower-cost titanium fasteners, priced competitively with stainless steel, could unlock accelerated substitution, volume growth and a larger addressable market. Enclosures & controls (consumer electronics) The premium consumer electronics market is adopting titanium at scale, with leading global brands adding titanium to flagship devices. Over 1.2 billion3 mobile phones and 180 million3 smartwatches are sold every year. IperionX offers a fully circular titanium supply chain that can convert consumer-electronics titanium scrap into high-quality titanium powder and titanium near-net-shape components, at lower energy, cost and environmental footprint. Our first commercial project is already in progress to deliver into this market. Gears & actuators (humanoid robotics) The humanoid robotics market is forecast to expand from under US$3 billion today to more than US$38 billion4 by 2035. Core to these systems are lightweight, strong, corrosion-resistant gears and actuators — ideal for titanium and perfectly suited to our uniaxial press-and-sinter manufacturing route, which mirrors traditional steel powder metallurgy gear production. Titanium brackets Titanium brackets are the natural complement to titanium fasteners across aerospace, marine, and construction – combining high strength, low weight, and exceptional corrosion resistance. Mill products Although not central to our market product plan, IperionX’s powder metallurgy process can produce near-final-gauge titanium plate, sheet, and bar after sintering – bypassing large portions of the titanium melt–forge–roll chain. Multiple industry partners are collaborating to quantify the cost and efficiency gains. High-value additive manufactured parts For strategic programs and customers, we will manufacture high-value complex titanium parts via Laser Powder Bed Fusion and E-Beam Powder Bed Fusion, smaller in output but with high-value margins. As the expected lowest cost U.S. titanium-powder producer, IperionX will strengthen the additive manufacturing supply chain and deliver lower-cost advanced manufactured titanium parts. 1. Verified Market Research – Titanium Alloy Fasteners Market report. 2. Verified Market Research – Stainless Steel Fasteners Market report. 3. Statista – Global smartphone/smartwatch sales to end users 2007-2023. 4. Goldman Sachs – The global market for humanoid robots could reach US$38 billion by 2035. Titanium Products continued 08

Directors’ Report continued Highlights Highlights during the half-year and subsequent to the end of the half-year were as follows: U.S. Government funding to re-shore a domestic titanium supply chain IperionX has been obligated all funds under the U.S. Department of War’s Industrial Base Analysis and Sustainment US$47.1 million award. The final IBAS funding and provision of titanium scrap affirms the commitment of the U.S. Government to establish and expand a resilient, fully integrated, and low-cost titanium supply chain for the U.S. defense industrial base. Subsequent to December 31, 2025, the U.S. Government has also transferred ~290 metric tons (320 short tons) of high-quality titanium scrap metal to IperionX for no cost, which is ~1.5 years’ worth of titanium feedstock at current full operating capacity. Further, IperionX previously received an SBIR Phase III IDIQ contract to achieve “Low-Cost Domestic Titanium for Defense Applications” in the U.S., allowing task order funding from DoW agencies up to a total of US$99 million. The SBIR program, administered by the U.S. Small Business Administration, progresses innovations through three stages. Phase III is reserved for commercialization activities, allowing Federal agencies to procure proven SBIR-funded technologies without further competition. IperionX continues to be recognized as the leading domestic solution to address the U.S. Government’s critical need for a secure, sustainable, and fully integrated titanium supply chain. With advanced patented technologies, U.S.-based production capabilities, and the ability to produce titanium from 100% recycled scrap, IperionX is uniquely positioned to supply low-cost titanium for strategic sectors including defense, aerospace, and automotive. Customer Engagements Carver Pump purchase order On December 15, 2025, IperionX announced the receipt of a purchase order from Carver Pump relating to the development of four prototype pump impellers to be manufactured by IperionX. The total value of the purchase order is approximately US$100,000, with manufacturing of the impellers anticipated to be complete in May 2026. Successful completion of the prototyping and testing phase has the potential to lead to larger scale production agreements with Carver Pump and the U.S. Navy. American Rheinmetall purchase order In January 2026, IperionX announced the IperionX/American Rheinmetall project, for the production of 700 lightweight titanium components for U.S. Army heavy ground combat systems. Lightweighting is an increasingly critical design consideration for U.S. Army heavy ground combat platforms as the vehicles continues to gain mass through successive survivability and lethality upgrades, including enhanced armor systems and emerging counter-UAS and drone-protection solutions. Specific benefits also include improved performance through reduced weight, enabling faster acceleration and better agility, increased operational range and survivability, and reduced ground pressure improving traction and flotation on soft or uneven terrain. This initial purchase order of $0.3 million has the potential to lead to a significantly larger agreement upon successful delivery of this initial scope of work. 09Directors’ Report Directors’ Report continued Other ongoing customer engagements and developments Sales agreements are advancing, with a range of advanced prototyping activities underway across defense, consumer electronics, automotive, oil & gas, sporting goods, and industrial manufacturing. The defense-focused commercial programs are progressing, with prototype development underway for applications across the U.S. Army and U.S. Navy. In parallel, IperionX is beginning to build feedstock inventory for sales of titanium products for sales via mass distribution channels, including a range of titanium fasteners, nuts and washers, as well as the production of fasteners for the U.S. military. Once established, it is anticipated that these sales channels will be high-volume purchase orders, issued by distributors as inventory levels reach minimum thresholds. IperionX has secured initial purchase orders for the delivery of titanium fastener products into both commercial and industrial markets. New products continue to be established opening a range of other verticals, such as brackets, cases and housings for a range of applications including aerospace. Expansion of Titanium Operations U.S. DoW backed expansion by mid-2027 has commenced, to become the largest & lowest cost U.S. producer In September 2025, IperionX announced that it was scaling titanium production capacity to 1,400 tons per annum, with commissioning targeted for mid-2027 positioning IperionX to be the largest and lowest-cost North American titanium powder producer. The total expansion capital is estimated to be ~US$75million, including ~US$14 million in contingency, and is expected to be majority funded through the U.S. DoW IBAS award of US$42.1 million, along with IperionX’s balance sheet cash. The titanium production expansion to 1,400 tpa will support a more resilient, sustainable U.S. titanium supply chain, reducing reliance on foreign imports and enhancing national security for advanced industries such as aerospace, defense, and electric vehicles. Please refer to our announcement dated September 2, 2025 for further details and material assumptions underpinning our expanded capacity estimates. 2030 roadmap targets global leadership in high-performance titanium components IperionX is aiming for global leadership in advanced manufacturing of high-performance titanium components of +10,000 tpa by 2030, and has developed a plan to scale titanium capacity in high-performance titanium components, targeting cost competitiveness with stainless steel and aluminum. Titan Project Development Definitive Feasibility Study for Titan Project In April 2025, IperionX announced the commencement of a Definitive Feasibility Study for its Titan Critical Minerals Project in Tennessee – the largest mineral resource (reported in accordance with the JORC Code) of titanium, rare earth, and zircon mineral sands in the United States. The DFS, expected to be completed in the first half of calendar 2026, will define engineering, flowsheets, and infrastructure for long-term supply of titanium feedstock and heavy rare earths, including dysprosium and terbium – key elements for high-performance magnets and defense systems. This final phase of feasibility is partly funded by an allocation from IperionX’s recent U.S. Government award of US$47.1 million, underscoring the strategic significance of the Titan Project in securing a fully integrated, U.S.-based ‘mineral-to-metal’ titanium supply chain. Highlights continued Customer Engagements continued 10

Directors’ Report continued Corporate In July 2025, IperionX completed a placement of 14 million new fully paid ordinary shares at an issue price of A$5.00 per share to raise A$70 million (approximately US$46 million). The placement allows IperionX to order long-lead capital items and shorten the construction schedule for planned scale-up in titanium production. IperionX non-executive directors and executive directors subscribed for 433,230 shares under the placement to raise approximately A$2.2 million (approximately US$1.4 million). Results of Operations The Group’s net loss after tax for the six months ended December 31, 2025 was US$34.8 million (December 31, 2024: US$16.2 million). This loss is largely attributable to: (a) research and development costs (“R&D”) of US$10.8 million (2024: US$6.8 million) which is attributable to expensing R&D costs incurred by the Group in connection with the R&D of the Group’s titanium processing technologies, including salaries and related personnel expenses, subcontractor expenses, patent registration expenses, materials, and other related R&D expenses associated with processing operations at our IPF in Utah and Titanium Manufacturing Campus in Virginia; (b) exploration and evaluation expense of US$3.3 million (2024: US$1.4 million) which is attributable to the Group’s accounting policy of expensing exploration and evaluation expenditure (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners) incurred by the Group in the period subsequent to the acquisition of the rights to explore and up to the successful completion of definitive feasibility studies for each separate area of interest; (c) corporate and administrative expenses of US$16.2 million (2024: US$3.3 million) which is attributable to salaries and wages, overhead costs, such as maintaining our corporate headquarters, public company costs, implementation of the Enterprise Resource Planning system, the settlement of a legal claim, audit and other fees for professional services and legal compliance; (d) business development expenses of US$1.6 million (2024: US$2.2 million) which is attributable to costs of our customer engagement expenses, our investor relations expenses, including costs for press releases, maintenance of the Company’s website, our other investor marketing and information initiatives, and other fees for corporate advisory services; (e) non-cash share-based payment expense of US$4.7 million (2024: US$6.9 million) which is attributable to expensing the value of unlisted options and performance rights granted to key employees, consultants and advisors, as required under AASB 2 Share-based Payment. The value is measured at grant date and recognized over the vesting period of the incentive securities; and (f) Finance income of US$1.2 million (2024: US$4.4 million) attributable to interest income on cash balances. During the six months ended December 31, 2024, finance income included US$3.4 million of foreign exchange gains. Loss Per Share The basic and diluted loss per share for the half-year ended December 31, 2025, was US$0.10 per share (2024: US$0.06 per share). Dividends No dividends were paid or declared since the start of the financial year (2025: nil). No recommendation for payment of dividends has been made. 11Directors’ Report Directors’ Report continued Financial Position At December 31, 2025, the Group had cash reserves of US$65.8 million (June 30, 2025: US$54.8 million) and net assets of US$108.2 million (June 30, 2025: US$92.4 million). The financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business. Based on management’s assessment of the Company’s financial position, cash flows, and future projections, management has concluded that there are no conditions or events that raise material uncertainty about the Company’s ability to continue as a going concern for the foreseeable future, i.e., at least twelve months from the date of issuance of the financial statements. Significant Changes in the State of Affairs (a) On October 10, 2025, the Company completed a placement of 14.0 million new fully paid ordinary shares at A$5.00 per share, to raise gross proceeds of A$70.0 million (approximately US$45.7 million) before costs. The placement positioned the company to capitalize on the United States’ demand for a reliable source of titanium metal – particularly for defense, aerospace and advanced manufacturing applications. Ordering long-lead capital items at that time was expected to shorten the construction schedule for planned scale-up in titanium production capacity and underpinned ongoing engagement with the U.S. DoW. (b) On August 26, 2025, the Company announced that the U.S. DoW had obligated US$12.5 million under IperionX’s previously announced US$47.1 million award to strengthen the U.S. Defense Industrial Base by accelerating the scale-up of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. The US$12.5 million was applied to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to over 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus; and (c) On September 26, 2025, the Company announced that the DoW obligated an additional US$25.0 million to the previously announced US$47.1 million award. This US$25.0 million obligation, along with the prior US$12.5 million and US$5.0 million, takes total obligations to US$42.5 million, with the remaining US$4.6 million obligated in the subsequent period. Other than the above, there were no significant changes in the state of affairs of the Group during the six months ended December 31, 2025, not otherwise disclosed. Results of Operations – Accounting to Update continued 12

Directors’ Report continued Significant Events After the Balance Date (a) On January 16, 2026, the company announced that the DoW through its IBAS program, has obligated the final US$4.6 million under IperionX’s previously awarded US$47.1 million award. Additionally, the U.S. Government has transferred ~290 metric tons (320 short tons) of high-quality titanium alloy (Ti64) scrap metal to IperionX for no cost, which is material that is surplus to the U.S. Government's needs. The scrap metal is equivalent to approximately 1.5 years’ worth of IperionX’s titanium feedstocks at the existing full operating capacity of 200 metric tons per year. (b) On January 22, 2026, the company announced that it had received a US$0.3 million prototype purchase order from American Rheinmetall for the production of 700 lightweight titanium components for U.S. Army heavy ground combat systems. This initial purchase order has the potential to lead to a significantly larger agreement upon successful delivery of this initial scope of work. Other than the above, as at the date of this report there are no matters or circumstances that have arisen since December 31, 2025 that have significantly affected or may significantly affect: • the operations, in financial years subsequent to December 31, 2025, of the Group; • the results of those operations, in financial years subsequent to December 31, 2025, of the Group; or • the state of affairs, in financial years subsequent to December 31, 2025, of the Group. Auditor’s Independence Declaration The lead auditor’s independence declaration for the six months ended December 31, 2025, has been received and can be found on page 14. Signed in accordance with a resolution of the directors. Anastasios Arima CEO and Managing Director March 12, 2026 13Directors’ Report PricewaterhouseCoopers, ABN 52 780 433 757 2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331 MELBOURNE VIC 3001 T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation. Auditor’s Independence Declaration As lead auditor of IperionX Limited's financial report for the half-year ended 31 December 2025, I declare that, to the best of my knowledge and belief, there have been: a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review of the financial report; and b) no contraventions of any applicable code of professional conduct in relation to the review of the financial report. Anthony Hodge Melbourne Partner 12 March 2026 PricewaterhouseCoopers Auditor’s Independence Declaration 14

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income For the six months ended December 31, 2025 and 2024 Notes 2025 US$ 2024 US$ Continuing operations Research and development costs (10,785,188) (6,809,195) Exploration and evaluation expenses (3,298,759) (1,393,608) Corporate and administrative expenses (16,211,542) (3,276,853) Business development expenses (1,649,418) (2,154,733) Share–based payment expenses 13 (4,665,849) (6,908,182) Finance income 1,197,169 4,419,753 Finance costs (1,430,404) (152,790) Other income and expenses 2,075,875 38,737 Loss before income tax (34,768,116) (16,236,871) Income tax expense – – Loss for the period (34,768,116) (16,236,871) Loss attributable to shareholders of IperionX Limited (34,768,116) (16,236,871) Other comprehensive income/(loss) Items that may be reclassified subsequently to profit or loss: Exchange differences arising on translation into presentation currency 1,306,846 (4,892,234) Other comprehensive loss for the period, net of tax 1,306,846 (4,892,234) Total comprehensive loss for the period (33,461,270) (21,129,105) Total comprehensive loss attributable to shareholders of IperionX Limited (33,461,270) (21,129,105) Basic loss per share (US$ per share) (0.10) (0.06) Diluted loss per share (US$ per share) (0.10) (0.06) The above Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes. 15 Condensed Consolidated Statement of Financial Position At December 31, 2025 and June 30, 2025 Notes December 31, 2025 US$ June 30, 2025 US$ ASSETS Current Assets Cash and cash equivalents 65,826,830 54,814,125 Trade and other receivables 4 1,154,337 823,268 Prepayments and other assets 5 2,165,290 3,238,894 Inventories 6 425,712 – Total Current Assets 69,572,169 58,876,287 Non-Current Assets Property, plant and equipment 7 35,936,076 25,197,638 Intangible assets 8 12,911,649 13,550,993 Exploration and evaluation assets 9 7,515,238 6,512,326 Prepayments and other assets 5 3,220,982 897,735 Total Non-Current Assets 59,583,945 46,158,692 TOTAL ASSETS 129,156,114 105,034,979 LIABILITIES Current Liabilities Trade and other payables 10 10,367,158 7,489,397 Provisions 10 5,795,320 467,001 Loans and borrowings 11 1,106,387 472,018 Total Current Liabilities 17,268,865 8,428,416 Non-Current Liabilities Other long‑term liability 333,000 700,000 Loans and borrowings 11 3,352,359 3,462,564 Total Non-Current Liabilities 3,685,359 4,162,564 TOTAL LIABILITIES 20,954,224 12,590,980 NET ASSETS 108,201,890 92,443,999 EQUITY Contributed equity 12 243,329,280 197,985,920 Reserves 13 8,871,451 3,688,804 Accumulated losses (143,998,841) (109,230,725) TOTAL EQUITY 108,201,890 92,443,999 The above Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes. 16

17

Condensed Consolidated Statement of Changes in Equity

For the six months ended December 31, 2025 and 2024

	Contributed equity US$	Share-based payments reserve US$	Foreign currency translation reserve US$	Accumulated losses US$	Total US$
Balance at June 30, 2025	**197,985,920**	**6,469,201**	**(2,780,397)**	**(109,230,725)**	**92,443,999**
Net loss for the period	–	–	–	(34,768,116)	(34,768,116)
Exchange differences arising on translation into presentation currency	–	–	1,306,846	–	1,306,846
Total comprehensive loss for the period	**–**	**–**	**1,306,846**	**(34,768,116)**	**(33,461,270)**
Issue of shares – share placement	45,717,352	–	–	–	45,717,352
Issue of shares – exercise of options	971,471	(405,315)	–	–	566,156
Issue of shares – conversion of RSUs	384,731	(384,733)	–	–	(2)
Share issue costs	(1,730,194)	–	–	–	(1,730,194)
Share-based payment expense	–	4,665,849	–	–	4,665,849
Balance at December 31, 2025	**243,329,280**	**10,345,002**	**(1,473,551)**	**(143,998,841)**	**108,201,890**
Balance at June 30, 2024	**112,959,638**	**13,440,265**	**(1,178,258)**	**(73,882,050)**	**51,339,595**
Net loss for the period	–	–	–	(16,236,871)	(16,236,871)
Exchange differences arising on translation into presentation currency	–	–	(4,892,234)	–	(4,892,234)
Total comprehensive loss for the period	**–**	**–**	**(4,892,234)**	**(16,236,871)**	**(21,129,105)**
Issue of shares – share placement	70,919,564	–	–	–	70,919,564
Issue of shares – exercise of options	123,737	–	–	–	123,737
Issue of shares – conversion of RSUs	349,032	(349,032)	–	–	–
Issue of shares – conversion of rights	13,059,034	(13,059,034)	–	–	–
Share issue costs	(2,619,570)	–	–	–	(2,619,570)
Share-based payment expense	–	6,908,182	–	–	6,908,182
Balance at December 31, 2024	**194,791,435**	**6,940,381**	**(6,070,492)**	**(90,118,921)**	**105,542,403**

The above Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

18

Condensed Consolidated Statement of Cash Flows

For the six months ended December 31, 2025 and 2024

	2025 US$	2024 US$
Operating activities		
Payments to suppliers and employees	(17,763,598)	(13,134,633)
Receipts from third-parties	29,325	500,000
Interest paid	(145,895)	(120,143)
Interest received	1,190,039	1,005,970
Income tax paid	(12,625)	–
Net cash flows used in operating activities	**(16,702,754)**	**(11,748,806)**
Investing activities		
Purchase of property, plant and equipment	(14,415,687)	(4,067,215)
Proceeds from sale of property, plant and equipment	–	9,416
Purchase of intangible assets	(889,711)	(6,500,000)
Purchase of exploration and evaluation assets	(1,002,912)	(416,643)
Other investing	(73,694)	–
Net cash flows used in investing activities	**(16,382,004)**	**(10,974,442)**
Financing activities		
Proceeds from issue of shares	46,283,511	71,043,301
Share issue costs	(1,744,944)	(2,563,410)
Repayment of borrowings	(351,043)	(3,129)
Payment of principal portion of lease liabilities	(263,121)	(270,541)
Net cash flows from financing activities	**43,924,403**	**68,206,221**
Net increase in cash and cash equivalents	10,839,645	45,482,973
Net foreign exchange differences	173,060	(1,514,470)
Cash and cash equivalents at beginning of the period	54,814,125	33,157,356
Cash and cash equivalents at the end of the period	**65,826,830**	**77,125,859**
Supplemental cash flow information:		
Property, plant, equipment and intangible additions in accounts payable and other accrued liabilities	2,508,971	734,708
Insurance premiums financed	1,056,797	–

The above Condensed Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

IPERIONX

Notes to the Condensed Consolidated Financial Statements For the six months ended December 31, 2025 and 2024 1 Statement of Material Accounting Policies IperionX is a for-profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “IPX”, and our American Depository Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “IPX”. The principal activities of the Group during the period consisted of the development of its titanium metal technologies and the development of its mineral properties in the United States. The Group is operating a U.S. based, integrated titanium business to support a range of advanced industries, including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, and automotive. We expect to offer a range of titanium products and alloys for customers across these key industries. Our portfolio of assets includes our operations at the Titanium Manufacturing Campus in Halifax County, Virginia; our Titan Project in Tennessee, which is in the exploration stage; and IPF R&D center in Salt Lake City, Utah, that together are re-shoring a sustainable titanium supply chain in the U.S. The unaudited interim condensed consolidated financial statements (“Interim Financial Statements”) of the Group for the six months ended December 31, 2025 were authorized for issue in accordance with a resolution of the Directors on March 12, 2026. (a) Basis of Preparation The Interim Financial Statements have been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001. These condensed consolidated half‑year financial statements also comply with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. The preparation of the Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from those estimates. The Interim Financial Statements do not include all the notes of the type normally included in annual financial statements and are not necessarily indicative of the results of operations and cash flows expected for the year ended June 30, 2026. Accordingly, the Interim Financial Statements are to be read in conjunction with the annual consolidated financial statements of the Group for the year ended June 30, 2025. In the opinion of management, the accompanying Interim Financial Statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial results of such period. The financial report has been prepared on a historical cost basis and is presented in United States dollars ($). The accounting policies and methods of computation adopted in the preparation of the Interim Financial Statements are consistent with those adopted and disclosed in the annual consolidated financial statements of the Group for the year ended June 30, 2025, except as disclosed below. These accounting policies are consistent with Australian Accounting Standards. Going Concern The Interim Financial Statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business. The Group had net outflows from operating and investing activities of US$33 million for the six months ended December 31, 2025 (2024: US$23 million). At December 31, 2025, the Group has cash and cash equivalents of US$66 million (June 30, 2025: US$55 million). On October 10, 2025, the Company completed the placement of 14 million new fully paid ordinary shares at A$5.00 per share, to raise gross proceeds of A$70 million (approximately US$46 million) before costs. 19 Notes to the Condensed Consolidated Financial Statements continued The Company’s current financial projections, support the Company’s ability to meet its obligations as they become due for at least one year from the issuance of these financial statements. No adjustments are required to the carrying amounts or classification of assets and liabilities in the financial statements. (b) New Standards, Interpretations and Amendments In the current period, the Group has adopted all of the new and revised Accounting Standards and Interpretations effective from July 1, 2025 that are mandatory. The adoption of the aforementioned standards has had no impact on the financial statements of the Company as at December 31, 2025. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. (c) Accounting for Government Funding Arrangements The U.S. government has invested significant resources to re-shore to the U.S. a secure domestic titanium supply chain. As of December 31, 2025, the Company has received awards under the U.S. DPA and Industrial Base Analysis and Sustainment (“IBAS”) funding programs in the amount of US$59.8 million, of which US$55.2 million has been obligated as of December 31, 2025 under contract as described below. These contracts are accounted for under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. Funding under DPA US$12.7 million In October 2023, IperionX executed a US$12.7 million contract in funding under the United States Department of War (“U.S. DoW”) DPA Title III authorities to address the U.S. titanium supply chain vulnerabilities. The government share will be matched with US$13.4 million in funding from IperionX, for a total funding amount of US$26.1 million. This funding is being applied towards the Group’s Titanium Production Facility in Virginia. The agreement has an initial term of 39 months, scheduled to terminate on January 30, 2027, and provides that it may be extended by mutual agreement. Under the agreement, the Company and the U.S. government have agreed to use best efforts to achieve the goals of the agreement, which include the Company conducting a research and development program with respect to titanium technology. As of December 31, 2025, the Company has procured assets on behalf of the government that cost approximately US$12.7 million, (June 30, 2025: US$10.3 million). These costs will be fully reimbursed pursuant to the terms of the agreement. As of December 31, 2025, the Company has received cash reimbursements totaling US$10.3 million from the U.S. DoW. The remaining amount due of US$2.4 million has been recorded as a receivable, of which US$1.1 million is classified as current and US$1.3 million as other non‑current contract assets. The non‑current portion represents retainage that is payable upon completion of the contract in accordance with the terms of the agreement. The Company anticipates fulfilling all remaining obligations under the agreement by the end of fiscal year 2027. Funding under IBAS US$47.1 million In February 2025, the Company was awarded up to US$47.1 million by the U.S. DoW to strengthen the U.S. Defense Industrial Base by accelerating the scale-up of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. The grant will be matched with US$49.2 million in funding by IperionX, for a total funding amount of US$96.3 million. This funding aims to bolster the U.S. defense Industrial base by developing a fully integrated, low-cost titanium supply chain sourced domestically. The project scope under the IBAS program had been revised to prioritize accelerated expansion of IperionX’s titanium metal and manufacturing production capacity at IperionX’s Virginia Titanium Manufacturing Campus. 1. Statement of Material Accounting Policies continued 20

Notes to the Condensed Consolidated Financial Statements 21

Notes to the Condensed Consolidated Financial Statements continued

1. Statement of Material Accounting Policies continued

As part of the initial phase, the DoW has obligated US$5.0 million to expedite the Titan Critical Minerals Project in Tennessee to 'shovel-ready' status, an important milestone in securing a new domestic source of titanium, rare earths and zircon critical minerals. The DoW obligated an additional US$12.5 million in August of 2025, and another US$25.0 million in September of 2025, through the IBAS program to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to over 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus. Total obligations now stand at US$42.5 million as of December 31, 2025 with the remaining US$4.6 million obligated in January of 2026. Government reimbursements provided as grants are subject to conditional funding provisions. Grants for the initial phase are recognized as "Other income and expenses" in the consolidated statements of profit and loss and other comprehensive income, once all conditions for reimbursement are met.

2. Segment Information

AASB 8 *Operating Segments* requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being exploration and development of minerals and metals in the United States.

3. Dividends Paid or Provided for on Ordinary Shares

No dividends have been paid or proposed for the six months ended December 31, 2025 (2024:nil).

4. Trade and Other Receivables

	December 31, 2025 US$	June 30, 2025 US$
Current		
Receivables from U.S. Government[1]	1,112,458	774,248
Receivables from other third-parties	41,879	49,020
Total trade and other receivables	**1,154,337**	**823,268**

Notes:
1. See Note 1(c) for additional details.

22

Notes to the Condensed Consolidated Financial Statements continued

5. Prepayments and Other Assets

	December 31, 2025 US$	June 30, 2025 US$
Current		
Construction prepayments	1,036,849	2,741,220
Other prepayments	1,128,441	497,674
Total current prepayments	**2,165,290**	**3,238,894**
Non-current		
Other non-current contract assets from U.S. Government Grant[1]	1,270,000	–
Security deposits	447,647	438,704
Other non-current prepayments	1,503,335	459,031
Total non-current prepayments and other assets	**3,220,982**	**897,735**

Notes:
1. See Note 1(c) for additional details.

6. Inventory

The Company values its inventories at the lower of cost or estimated net realizable value. Inventory consumed prior to commercialization was expensed as research and development expense as incurred. The Company determines the cost of its inventories on a first-in, first-out basis. The Company performs an assessment of the recoverability of capitalized inventory during each reporting period, and it writes down any excess and obsolete inventories to their estimated net realizable value in the period in which the impairment is first identified. Such impairment charges, if they occur, are recorded within cost of product sales.

	December 31, 2025 US$	June 30, 2025 US$
Raw materials	425,712	–
Total Inventory	**425,712**	**–**

At December 31, 2025, no inventory was pledged as security for liabilities.

IPERIONX

Notes to the Condensed Consolidated Financial Statements 23

Notes to the Condensed Consolidated Financial Statements continued

7. Property, Plant and Equipment

	Plant and equipment US$	Right-of-use assets US$	Total US$
Six Months ended December 31, 2025			
Carrying amount at June 30, 2025	21,445,038	3,752,600	25,197,638
Additions	14,445,370	81,552	14,526,922
Disposals	(2,392,942)	(93,686)	(2,486,628)
Depreciation	(941,094)	(360,762)	(1,301,856)
Carrying amount at December 31, 2025	**32,556,372**	**3,379,704**	**35,936,076**
– at cost	35,034,333	4,367,524	39,401,857
– accumulated depreciation and impairment	(2,477,961)	(987,820)	(3,465,781)
Six Months ended December 31, 2024			
Carrying amount at June 30, 2024	6,188,697	1,585,115	7,773,812
Additions	5,884,582	2,924,314	8,808,896
Depreciation	(256,919)	(397,122)	(654,041)
Carrying amount at December 31, 2024	**11,816,360**	**4,112,307**	**15,928,667**
– at cost	12,332,678	5,407,386	17,740,064
– accumulated depreciation and impairment	(516,318)	(1,295,079)	(1,811,397)
Carrying amount at June 30, 2025	**21,445,038**	**3,752,600**	**25,197,638**
– at cost	22,350,584	5,444,538	27,795,122
– accumulated depreciation and impairment	(905,546)	(1,691,938)	(2,597,484)

24

Notes to the Condensed Consolidated Financial Statements continued

8. Intangibles

	Total intellectual property rights US$
Six months ended December 31, 2025	
Carrying amount at June 30, 2025, (net of accumulated amortization of $768,128)	13,550,993
Additions	9,588
Amortization	(648,932)
Carrying amount at December 31, 2025	**12,911,649**
– at cost	14,328,709
– accumulated amortization	(1,417,060)
Six months ended December 31, 2024	
Carrying amount at June 30, 2024	–
Additions	8,757,289
Transfers from prepayments	5,513,206
Amortization	(122,039)
Carrying amount at December 31, 2024	**14,148,456**
– at cost	14,270,495
– accumulated amortization	(122,039)

Notes:

1. During the prior six month period ended December 31, 2024, the Group exercised its exclusive option to purchase intellectual property rights of Blacksand Technology, LLC. The group now holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. As consideration for the option, IperionX has made or will make payments totaling US$14.3 million (of which US$12.1 million was paid in prior periods, US$0.9 million was paid during the six months ended December 31, 2025).

9. Exploration and Evaluation Assets

	Titan Project[1] US$
Six months ended December 31, 2025	
Carrying amount at June 30, 2025	6,512,326
Additions	1,002,912
Carrying amount at December 31, 2025	**7,515,238**
Six months ended December 31, 2024	
Carrying amount at June 30, 2024	6,114,061
Additions	416,643
Carrying amount at December 31, 2024	**6,530,704**

Notes:

1. At December 31, 2025, the Titan Project comprised of approximately 10,086 acres of surface and associated mineral rights in Tennessee prospective for heavy mineral sands, including titanium, rare earth minerals, high grade silica sand, and zircon, of which approximately 1,486 acres are owned by IperionX, approximately 674 acres are subject to long-term lease by IperionX, and approximately 7,926 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow the Group to lease, or in some cases purchase, the surface property and associated mineral rights.
2. The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

IPERIONX

Notes to the Condensed Consolidated Financial Statements 25

Notes to the Condensed Consolidated Financial Statements continued

10. Trade and Other Payables

	December 31, 2025 US$	June 30, 2025 US$
Current		
Trade payables	5,201,257	6,004,071
Accruals	2,193,103	1,307,087
Employee benefits and other payables	2,972,798	178,239
Total trade and other payables	**10,367,158**	**7,489,397**
Other provisions	5,795,320	467,001
Total provisions	**5,795,320**	**467,001**

Other provisions consist of accruals for certain employee benefit obligations as well as an estimate for the settlement of certain legal claims. On February 23, 2026, subsequent to the reporting date, a full and final settlement of a legal claim made during 2025 was executed for total consideration of US$5.8 million, part of which was satisfied through the issuance of Company shares. As the settlement had not been finalized as at the reporting date of December 31, 2025, a provision was appropriately measured at US$5.8 million.

11. Loans and Borrowings

	Other loans and borrowings US$	Lease liabilities US$	Total loans and borrowings US$
Carrying amount at December 31, 2025	**724,821**	**3,733,925**	**4,458,746**
Current	715,433	390,954	1,106,387
Non-Current	9,388	3,342,971	3,352,359
Carrying amount at June 30, 2025	**19,067**	**3,915,515**	**3,934,582**
Current	6,764	465,254	472,018
Non-Current	12,303	3,450,261	3,462,564

26

Notes to the Condensed Consolidated Financial Statements continued

12. Contributed Equity

	December 31, 2025 US$	June 30, 2025 US$
Issued capital		
336,322,679 (June 30, 2025: 319,927,854) fully paid ordinary shares	243,329,280	197,985,920

We do not have a limit on our authorized share capital and the concept of par value is not recognized under Australian law.

(a) Movements in Issued Capital

	Number of ordinary shares	Number of Class A performance shares	Number of Class B performance shares	US$
Six months ended December 31, 2025				
Opening balance at June 30, 2025	**319,927,854**	**–**	**19,800,000**	**197,985,920**
Issue of shares – share placements	14,000,000	–	–	45,717,352
Issue of shares – exercise of options	2,047,489	–	–	971,471
Issue of shares – conversion of RSUs	347,306	–	–	384,731
Issue of shares – conversion of performance shares	30	–	(19,800,000)	–
Share issue costs	–	–	–	(1,730,194)
Closing balance at December 31, 2025	**336,322,679**	**–**	**–**	**243,329,280**
Six months ended December 31, 2024				
Opening Balance June 30, 2024	257,244,759	19,800,000	19,800,000	112,959,638
Issue of shares – share placements	34,951,630	–	–	70,919,564
Issue of shares – exercise of options	900,000	–	–	123,737
Issue of shares – conversion of rights	22,273,335	–	–	13,059,034
Issue of shares – conversion of RSUs	476,494	–	–	349,032
Issue of shares – conversion of performance shares	30	(19,800,000)	–	–
Share issue costs	–	–	–	(2,619,570)
Closing balance at December 31, 2024	**315,846,248**	**–**	**19,800,000**	**194,791,435**

On October 10, 2025, the Company completed the placement of 14,000,000 new fully paid ordinary shares at A$5.00 per share, to raise gross proceeds of A$70 million (approximately US$46 million) before costs.

Subsequent to December 31,2025 through the date of this report the Company issued an aggregate of 3,061,391 ordinary shares following (a) the conversion of 1,788,212 employee incentive securities and (b) the satisfaction of obligations through the issuance of 1,273,179 ordinary shares in lieu of cash under certain third-party agreements.

As of March 12, 2026, the Company has 339,384,070 ordinary shares issued and outstanding.

IPERIONX

Notes to the Condensed Consolidated Financial Statements 27

Notes to the Condensed Consolidated Financial Statements continued

13. Reserves

	December 31, 2025 US$	June 30, 2025 US$
Share-based payments reserve	10,345,002	6,469,201
Foreign currency translation reserve	(1,473,551)	(2,780,397)
	8,871,451	**3,688,804**

Movements in Share-Based Payments Reserve During the Period

	Number of Unlisted Options	Number of Performance Rights	Number of Restricted Stock Units	US$
Six months ended December 31, 2025				
Opening balance at June 30, 2025	**12,904,118**	**7,504,409**	**4,798,225**	**6,469,201**
Grant of employee options, rights and RSUs	235,000	109,000	130,875	–
Exercise of options, rights and RSUs	(2,118,279)	–	(347,306)	(790,048)
Expiry of options/rights	(8,000,000)	(150,000)	–	–
Lapse/forfeiture of employee rights and RSUs	–	(80,000)	–	–
Share-based payment expense	–	–	–	4,665,849
Closing balance at December 31, 2025	**3,020,839**	**7,383,409**	**4,581,794**	**10,345,002**
Six months ended December 31, 2024				
Opening balance at June 30,2024	11,749,372	27,469,335	4,377,034	13,440,265
Grant of employee rights and RSUs	–	1,815,000	195,076	–
Exercise of options, rights and RSUs	(900,000)	–	–	–
Conversion of rights and RSUs	–	(22,273,335)	(476,494)	(13,408,065)
Expiry of employee rights	–	(90,000)	–	–
Share-based payment expense	–	–	–	6,908,182
Closing balance at December 31, 2024	**10,849,372**	**6,921,000**	**4,095,616**	**6,940,382**

14. Subsidiaries

Entity Name	Place of Incorporation	% of Share Capital	Australian resident or foreign resident	Foreign jurisdiction(s) of foreign residents
IperionX Ltd	Australia	Not applicable	Australia	N/A
Hyperion Metals (Australia) Pty Ltd	Australia	100%	Australia	N/A
IperionX Critical Minerals LLC	United States	100%	Foreign	United States
IperionX Technology LLC	United States	100%	Foreign	United States
IperionX Inc.	United States	100%	Foreign	United States

28

Notes to the Condensed Consolidated Financial Statements continued

15. Contingent Assets and Liabilities

Titan Project

The Titan Project is prospective for critical mineral sands including titanium minerals, rare earth minerals, high grade silica sand and zircon minerals. At December 31, 2025, the Group had entered into exclusive option agreements with local landowners in Tennessee, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, the acres of surface property and the associated mineral rights from the local landowners. As of December 31, 2025, the Titan Project comprised approximately 10,086 acres of surface and associated mineral rights in Tennessee, of which approximately 1,486 acres are owned by IperionX, approximately 674 acres are subject to long-term lease by IperionX, and approximately 7,926 acres are subject to exclusive option agreements with IperionX. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.

16. Events Subsequent to Balance Date

On January 16, 2026, the company announced that the U.S. DoW through its IBAS program, has obligated the final US$4.6 million under IperionX's previously awarded US$47.1 million award.

Additionally, the U.S. Government has transferred ~290 metric tons (320 short tons) of high-quality titanium alloy (Ti64) scrap metal to IperionX for no cost, which is material that is surplus to the U.S. Government's needs. The scrap metal is equivalent to approximately 1.5 years' worth of IperionX's titanium feedstocks at the existing full operating capacity of 200 metric tons per year.

On January 22, 2026, the company announced that it has received a US$0.3 million prototype purchase order from American Rheinmetall for the production of 700 lightweight titanium components for U.S. Army heavy ground combat systems. This initial purchase order has the potential to lead to a significantly larger agreement upon successful delivery of this initial scope of work.

Other than the above, as at the date of this report there are no other matters or circumstances which have arisen since December 31, 2025 that have significantly affected or may significantly affect:

- the operations, in financial years subsequent to December 31, 2025, of the Group;
- the results of those operations, in financial years subsequent to December 31, 2025, of the Group; or
- the state of affairs, in financial years subsequent to December 31, 2025, of the Group.

IPERIONX

In accordance with a resolution of the directors of IperionX Limited: 1. In the opinion of the directors: (a) the attached financial statements and notes are in accordance with the Corporations Act 2001, including: (i) compliance with accounting standards and Corporations Regulations 2001; and (ii) giving a true and fair view of the consolidated entity’s financial position as at December 31, 2025 and of its performance for the half-year ended on that date; and (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable. On behalf of the Board Anastasios Arima CEO and Managing Director March 12, 2026 Directors´ Declaration 29 PricewaterhouseCoopers, ABN 52 780 433 757 2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331 MELBOURNE VIC 3001 T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation. pwc.com.au Independent auditor’s review report to the members of IperionX Limited Report on the half-year financial report Conclusion We have reviewed the half-year financial report of IperionX Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the condensed consolidated statement of financial position as at 31 December 2025, the condensed consolidated statement of profit or loss and other comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the half-year ended on that date, material accounting policy information and selected explanatory notes and the directors’ declaration. Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of IperionX Limited does not comply with the Corporations Act 2001 including: 1. giving a true and fair view of the Group’s financial position as at 31 December 2025 and of its performance for the half-year ended on that date; and 2. complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. Basis for conclusion We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Independent Auditor’s Review Report to the Members of IperionX Limited 30

Independent Auditor’s Review Report continued Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. Responsibilities of the directors for the half-year financial report The directors of the Company are responsible for the preparation of the half-year financial report, in accordance with Australian Accounting Standards and the Corporations Act 2001, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error. Auditor’s responsibilities for the review of the half-year financial report Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2025 and of its performance for the half- year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. PricewaterhouseCoopers Anthony Hodge Melbourne Partner 12 March 2026 31 Directors Mr. Todd Hannigan – Executive Chairman Mr. Anastasios Arima – CEO & Managing Director Ms. Lorraine Martin – Lead Independent Director Mr. Vaughn Taylor – Independent Non-Executive Director Mr. Tony Tripeny – Independent Non-Executive Director Ms. Melissa Waller – Independent Non-Executive Director Ms. Beverly Wyse – Independent Non-Executive Director Company Secretary Ms. Louisa Martino Offices Principal Executive Office 1092 Confroy Drive South Boston, VA 24592 UNITED STATES Tennessee Office 279 West Main Street Camden, TN 38320 UNITED STATES Utah Office 1782 W 2300 S West Valley City, UT 84119 UNITED STATES Registered Office Level 5, 56 Pitt Street Sydney NSW 2000 AUSTRALIA Website www.iperionx.com Stock Exchange Listings Nasdaq Capital Market (NASDAQ: IPX) Australian Securities Exchange (ASX: IPX) Share Registry Automic Pty Ltd Tel: 1300 288 664 Int: +61 2 9698 5414 Lawyers United States Gibson, Dunn & Crutcher Australia Thomson Geer Bankers United States The Bank of New York Mellon Corp PNC Bank Australia National Australia Bank Auditor PricewaterhouseCoopers Melbourne, Australia Corporate Directory 32

FORWARD LOOKING STATEMENTS Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs. Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation. Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control. Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based. COMPETENT PERSONS STATEMENT The information in this document that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement. Disclaimers colliercreative.com.au #IPE0009 33 iperionx.com